UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 4, 2016

GAMING AND LEISURE PROPERTIES, INC.
(Exact name of registrant as specified in its charter)

PENNSYLVANIA	001-36124	46-2116489
(State or Other Jurisdiction of Incorporation or Organization)	(Commission file number)	(IRS Employer Identification Number)

845 Berkshire Blvd., Suite 200
Wyomissing, PA 19610
(Address of principal executive offices)

610-401-2900
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2 below):

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

Set forth below are excerpts of the remarks of Peter M. Carlino, Chief Executive Officer of Gaming and Leisure Properties, Inc. (the “Company”) included in the Company’s press release issued February 4, 2016 reporting the Company’s financial results for the 2015 fourth quarter and full year, which excerpts include updates with respect to the Company’s pending acquisition of substantially all of the real estate assets of Pinnacle Entertainment, Inc. (“PNK”):

“We are evaluating offers from third party operators and expect to close on the acquisition of the Meadows in the latter half of 2016. We continue with our effort to complete the acquisition of PNK's real estate assets; to date regulatory approvals related to the PNK transaction have been received from Mississippi and Iowa and requests for approval are pending in Colorado, Indiana, Louisiana, Missouri and Nevada. In addition, the Federal Trade Commission has closed its inquiry into whether the PNK transaction will have any anti-competitive effects. We expect to have a shareholder vote in March 2016. As a result of some gaming jurisdictions requiring their approval to occur after the shareholder vote, the timing of these approvals will result in an expected April close for the PNK transaction. Incorporating this latest information on timing, current market conditions, and current guidance, we expect the Company's pro forma leverage to be 6.0 times post-closing of the PNK transaction and below 6.0 times by the end of 2016. In addition, we estimate that our transaction expenses will be reduced by $67.0 million. These factors yield an expected equity raise of approximately $500.0 million. The completion of these acquisitions will result in a larger Company with increased tenant and geographic diversity, along with higher cash flows.”

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward looking terminology such as “expects,” “believes,” “estimates,” “intends,” “may,” “will,” “should” or “anticipates” or the negative or other variation of these or similar words, or by discussions of future events, strategies or risks and uncertainties. Such forward looking statements are inherently subject to risks, uncertainties and assumptions about GLPI and its subsidiaries, including risks related to the following: the ability to receive, or delays in obtaining, the regulatory approvals required to own and/or operate its properties, or other delays or impediments to completing GLPI’s planned acquisitions or projects; GLPI’s ability to enter into definitive agreements with a third party operator for the Meadows Racetrack & Casino; the ultimate timing and outcome of the Company's proposed acquisition of substantially all of the real estate assets of Pinnacle Entertainment, Inc. (“Pinnacle”), including the Company's and Pinnacle's ability to obtain the financing and third party approvals and consents necessary to complete the acquisition; the ultimate outcome and results of integrating the assets to be acquired by the Company in the proposed transaction with Pinnacle; the effects of a transaction between GLPI and Pinnacle on each party, including the post-transaction impact on GLPI's financial condition, operating results, strategy and plans; GLPI's ability to maintain its status as a REIT; the availability of and the ability to identify suitable and attractive acquisition and development opportunities and the ability to acquire and lease those properties on favorable terms; our ability to access capital through debt and equity markets in amounts and at rates and costs acceptable to GLPI; changes in the U.S. tax law and other state, federal or local laws, whether or not specific to REITs or to the gaming or lodging industries; and other factors described in GLPI’s Annual Report on Form 10-K/A for the year ended December 31, 2014, subsequent Quarterly Reports on Form 10-Q/10-Q/A and Current Reports on Form 8-K as filed with the Securities and Exchange Commission. All subsequent written and oral forward looking statements attributable to GLPI or persons acting on GLPI’s behalf are expressly qualified in their entirety by the cautionary statements included in this press release. GLPI undertakes no obligation to publicly update or revise any forward looking statements contained or incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this press release may not occur.

Additional Information

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction between the Company and Pinnacle, the Company has filed with the SEC a registration statement on Form S-4/A (File No. 333-206649) that includes a preliminary joint proxy statement of the Company and Pinnacle that also constitutes a prospectus of the Company. This communication is not a substitute for the joint proxy statement/prospectus or any other document that the Company or Pinnacle may file with the SEC or send to their shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4/A, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS FILED AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the preliminary joint proxy statement/prospectus and other relevant documents filed by the Company and Pinnacle with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company are available free of charge on the Company’s investor relations website at investors.glpropinc.com or by contacting the Company’s investor relations representative at (203) 682-8211. Copies of the documents filed with the SEC by Pinnacle are available free of charge on Pinnacle’s investor relations website at investors.pnkinc.com or by contacting Pinnacle’s investor relations department at (702) 541-7777.

Certain Information Regarding Participants

The Company and Pinnacle and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2014, which was filed with the SEC on November 9, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 30, 2015. Investors may obtain information regarding the names, affiliations and interests of Pinnacle’s directors and executive officers in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 10, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Investors should read the definitive joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents at the SEC’s website at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 4, 2016	GAMING AND LEISURE PROPERTIES, INC.

	By:	/s/ William J. Clifford
	Name:	William J. Clifford
	Title:	Chief Financial Officer

4